Issuer Free Writing Prospectus dated January 14, 2008
Filed Pursuant to Rule 433
Registration No. 333-146520
(Relating to Prospectus dated November 21, 2007 as supplemented by Prospectus Supplement No. 1 thereto dated December 27, 2007)
Today the issuer filed a Current Report of Form 8-K, which is attached hereto and made a part hereof. A registration statement (including a prospectus) relating to the issuer’s rights offerings has been filed with the Securities and Exchange Commission. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov. Additionally, for more information regarding the rights offerings, including a prospectus, you may visit http://www.fbgdocuments.com/soi or contact Financial Balloting Group, LLC at 757 Third Avenue, 3rd Floor, New York, NY 10017 or by calling 1-800-809-3247. The prospectus is also available at the following: http://www.sec.gov/Archives/edgar/data/1043382/000095015208000243/l29536ae424b3.htm.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of report: January 14, 2008
SOLUTIA INC.
(Exact Name of Registrant as Specified in their charter)

DELAWARE (State or Other Jurisdiction of Incorporation or Organization)	001-32322 (Commission File Number)	43-1781797 (I.R.S. Employer Identification No.)
575 Maryville Centre Drive, P.O. Box 66760, St. Louis, Missouri 63166-6760
(Address of Principal Executive Offices)
(314) 674-1000
(Registrant’s telephone number, including area code)
N/A
(Former Name or Former Address, if Changed Since Last Report)

ITEM 8.01.	OTHER EVENTS
Statements made herein are “forward-looking information.” See “Forward-looking information” below.
Update
     As previously announced, Solutia Inc. (the “Company” or “Solutia”) is pursuing a proposed private placement of debt securities and is meeting with potential lenders for its anticipated new senior secured asset-based revolving credit facility and new senior secured term loan facility. The securities to be issued in the proposed private placement will not be registered under the Securities Act of 1933, as amended, and will not be offered or sold absent registration or an applicable exemption from registration requirements. The documents governing the new indebtedness will contain customary covenants restricting the Company’s ability, to among other things, incur additional debt; make certain investments; enter into certain types of transactions with affiliates; use assets as security in other transactions; pay dividends on the Company’s new common stock or repurchase the Company’s equity interests; sell certain assets or merge with or into other companies; guarantee the debts of others; enter into new lines of business; make capital expenditures; prepay, redeem or exchange the Company’s debt; and form any joint ventures or subsidiary investments. In addition, such documents will contain events of default and other provisions including those regarding acceleration of indebtedness upon certain change of control events. As previously announced, the Company has commitments for its exit financing.
     The Company expects, but can’t provide any assurances, to emerge from its Chapter 11 bankruptcy proceedings by the end of January 2008.
Rights Offerings
     Solutia distributed rights to subscribe for 28,906,562 shares of the Company’s new common stock to certain pre-petition general unsecured creditors, noteholders and holders of the Company’s common stock. Eligible creditors who elected to participate in the creditor rights offering may purchase new common stock at $13.33 per share. Eligible stockholders who elected to participate in the equity rights offering may purchase new common stock at $17.23 per share. Based on non-binding indications of interest each of the rights offerings were oversubscribed.
     On January 11, 2008, the closing price of the Company’s new common stock was reported on the New York Stock Exchange at $17.60 per share. The ticker symbol for this stock is “SOA.” Currently the ticker symbol also includes the “wi” notation, which means the stock is being traded on a “when issued” basis. The “wi” notation will be removed when the stock begins “regular way” trading.
     Eligible creditors who elected to participate in the creditor rights offering and eligible stockholders who elected to participate in the equity rights offering must tender payment so that it is received by 5:00 pm (New York City Time) on January 15, 2008 pursuant to the previously distributed instructions. Questions about the rights offerings including those about the procedures for tendering payment or withdrawing any amounts deposited before the Payment Deadline should be directed to Financial Balloting Group, LLC at 1-800-809-3247. Any withdrawals must be made before the Payment Deadline.
Plan of Reorganization
     On November 29, 2007, the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) entered its Order Confirming the Company’s Fifth Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code (as modified, the “Plan”).
     In satisfaction of creditor claims and stockholder interests, under the Plan: (1) certain of the Company’s creditors will be paid in cash or have their claims reinstated on the effective date of the plan; (2) 29,024,446 shares of new common stock will be issued to Solutia’s general unsecured creditors and noteholders who hold the two series of unsecured public notes issued prior to Solutia’s bankruptcy filing; (3) 1,221,492 shares of new common stock will be contributed to a trust for the benefit of Solutia’s retirees; (4) 597,500 shares of new common stock, representing 1% of the total new common stock, will be issued to holders of at least 175 shares of common stock; (5) up to 18,749,062 shares of new common stock will be sold pursuant to the creditor rights offering which is backstopped by certain parties; (6) 10,157,500 shares of new common stock, or 17% of the total new common stock, are being offered pursuant to the equity rights offering described above; and (7) Solutia will apply all of the proceeds that it receives from the equity rights offering to fund its obligation to Monsanto Company (“Monsanto”). If the proceeds received by Solutia from the equity rights offering are less than $175 million, in satisfaction of its obligation to Monsanto, Solutia will (i) pay to Monsanto all of the proceeds from the equity rights offering and (ii) issue to Monsanto any shares of new common stock that are not purchased in the equity rights offering. The Plan further provides that each holder of at least 24 shares of common stock will be entitled to receive its pro rata share of five-year warrants to purchase up to 4.48 million shares of the new common stock at an exercise price of $29.70 per share, pursuant to the terms of a warrant agreement.
Principal Stockholders
     Assuming that the Plan is consummated, certain creditors, holders of equity interests or other entities (including the parties and/or their affiliates described in the next paragraph) may own significant portions of the new common stock and may be principal stockholders of the newly reorganized Company.
     As previously disclosed, (i) Merrill Lynch, Pierce, Fenner and Smith Incorporated; funds managed by Longacre Fund Management, LLC; funds managed by Murray Capital Management, Inc.; Bear, Stearns & Co. Inc.; Highland Crusader Holding Corporation, and UBS Securities, LLC, and in each case, their affiliates, may potentially be holders of up to approximately 31% of the outstanding new common stock as a result of their commitment obligation in case the creditor rights offering at $13.33 per share (the closing price of which was reported on the NYSE at $17.60 per share on January 11, 2008) is not fully funded (although non-binding indications of interest reflect that the offering is oversubscribed), and (ii) Monsanto may potentially be a holder of up to 17% of the outstanding new common stock, assuming the equity rights offering at $17.23 per share (the closing price of which was reported on the NYSE at $17.60 per share on January 11, 2008) is not fully funded (although non-binding indications of interest reflect that the offering is oversubscribed). In addition, affiliates of Highland Crusader Holding Corporation and Harbinger Capital Partners may be holders of substantial amounts of our new common stock upon emergence by the Company from Chapter 11 proceedings. These entities have reported to the Federal Trade Commission and the Department of Justice pursuant to the Hart-Scott-Rodino Act their potential acquisition of substantial amounts of the Company’s new common stock.
     A significant portion of the Company’s debt and equity is held in street name and through nominees. Also, holders of our debt, equity and claims are able to trade in such holdings until the Company emerges from Chapter 11. Accordingly, the Company is unable to ascertain from the claims and equity registers in the Chapter 11 case the aggregate amount of new common stock that the entities referenced above, or any other entity, will own of the newly reorganized Company upon emergence.
Forward-looking information
     This Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Exchange Act of 1934, as amended. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The words “believe,” “expect,” “plan,” “intend,” “estimate” or “anticipate” and similar expressions, as well as future or conditional verbs such as “will,” “should,” “would,” and “could,” often identify forward-looking statements. These risks and uncertainties include, but are not limited to, those described in Solutia’s most recent Annual Report on Form 10-K, under “Cautionary Statement About Forward Looking Statements,” Solutia’s quarterly reports on Form 10-Q, and in filings with the Bankruptcy Court in connection with the Chapter 11 case of Solutia Inc. and 14 of its U.S. subsidiaries. Solutia disclaims any intent or obligation to update or revise any forward-looking statements in response to new information, unforeseen events, changed circumstances or any other occurrence. In addition, actual results could differ materially from those projected or suggested in any forward-looking statements as a result of a variety of factors and conditions which include, but are not limited to (i) the market for the Company’s securities and indebtedness; (ii) the Company’s ability to satisfy closing conditions; (iii) the purchase and sale of equity in and claims against the Company by third parties, (iv) the Company’s ability to comply with the terms of the Company’s financing facilities or to increase, extend or refinance the facilities; (v) customer and vendor response to the Company’s Chapter 11 proceeding; (vi) general economic, business and market conditions; (vii) currency fluctuations; (viii) interest rate fluctuations; (ix) price increases or shortages of raw materials and energy; (x) disruption of operations; (xi) exposure to product liability and other litigation, environmental remediation obligations and other environmental liabilities; (xii) lower prices for the Company’s products or a decline in the Company’s market share due to competition or price pressure by customers; (xiii) ability to implement cost reduction initiatives in a timely manner; (xiv) ability to divest existing businesses; (xv) efficacy of new technology and facilities; (xvi) limited access to capital resources; (xvii) changes in U.S. and foreign laws and regulations; (xviii) geopolitical instability; (xix) changes in pension and other post-retirement benefit plan assumptions; (xx) the Company’s ability, following the Company’s emergence from bankruptcy, to successfully implement all of the post-emergence aspects of the Company’s plan of reorganization; and (xxi) the Company’s ability to reduce the Company’s overall leveraged position.
     These forward-looking statements are expressly qualified in their entirety by this cautionary statement. These forward-looking statements are only made as of the date hereof and, except as required by law, we undertake no obligation to update these forward-looking statements to reflect new information, subsequent events or otherwise.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 14, 2008
SOLUTIA, INC.

	By:	/s/ Rosemary L. Klein

	Name:	Rosemary L. Klein
	Title:	Senior Vice President, General Counsel and Corporate Secretary